

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 05743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

QUINCY CASS ASSOCIATES, INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd., Suite 1450
(No. and Street)

Los Angeles, California 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas N. Tone, Certified Public Accountant (818)597-5858
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tone Walling & Kissinger, Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

5655 Lindero Canyon Road, Suite 625, Westlake Village, CA 91362
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Joal H. Ravitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quincy Cass Associates, Incorporated, as of November 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chairman & Chief Executive Officer

Title

Notary Public


REBECCA TERRAZAS
Commission # 1331466
Notary Public - California
Los Angeles County
My Comm. Expires Nov 22, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Tone, Walling & Kissinger
Certified Public Accountants
5655 Lindero Canyon Road, Suite 625
Westlake Village, California 91362
Tel. 818-703-0800; 818-597-5858
FAX 818-597-5860

Independent Auditors' Report

TO: The Board of Directors & Shareholders
QUINCY CASS ASSOCIATES, INCORPORATED

We have audited the consolidated statement of financial condition of QUINCY CASS ASSOCIATES, INCORPORATED as of November 30, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Quincy Cass Associates, Incorporated, as of November 30, 2001, in conformity with generally accepted accounting principles.



December 31, 2001.

QUINCY CASS ASSOCIATES, INCORPORATED
CONSOLIDATED STATEMEMT OF FINANCIAL CONDITION
NOVEMBER 30, 2001

ASSETS

Cash		$829,101
Receivable from clearing organization		37,238
Marketable securities		709
Fixed assets:		
Equipment and furnishings	$110,304	
Computer hardware	97,498	
Leasehold improvements	94,043	
	301,845	
Less: accumulated depreciation	(262,262)	39,583
Other assets		46,750
		$953,381

LIABILITIES & SHAREHOLDERS' EQUITY

Accounts payable and accrued liabilites	$54,895
Deferred income taxes	350
Commitments and contingent liabilities	--
Shareholders' equity	898,136
	$953,381

See notes to financial statements.

QUINCY CASS ASSOCIATES, INCORPORATED
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2001

1. Significant Accounting Policies

Description of Business, Risks and Exposures

The Company operates in three business segments: processing broker-dealer transactions on a fully disclosed basis, investment management of customers' accounts, and operational management of various real estate projects, typically mobile home parks.

Operational risk arises in processing broker-dealer transactions by failure to process transactions properly, failure to exercise due care in the investment management of customers' investments or failure to manage real estate operations properly. Company management has placed the proper operational controls to mitigate these risks. While customer accounts are protected by a $100,000,000 insurance policy, in the event of failure by the clearing organization, the Company has a credit risk to the extent there is any money due from them. The other business segments do not have a level of concentration significant enough to significantly impact the financial position of the Company should any one event, such as the loss of one customer, occur.

The preparation of the consolidated statement of financial condition requires management to make estimates and assumptions that affect reported amounts and disclosures in this financial statement. Actual results could differ from those estimates.

Consolidation and Revenue Recognition

The consolidated statement of financial condition includes the account balances of the Company and its wholly owned subsidiaries, QCA Management Company, Inc. and QCA Capital Management, Inc. All material inter-company balances have been eliminated. Commission income and expenses are recorded on a trade date basis.

Securities Owned

The Company values its securities owned at the fair market value as of the end of the period.

Capitalization & Depreciation

Equipment, furnishings, and leasehold improvements are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset (generally five to seven years) or the initial term of the lease, whichever is shorter. Purchased software, included in other assets, is amortized over five years.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Income tax accounting information is disclosed in Note 4.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under the rule the Company is required to maintain net capital, as defined, of $100,000 and total aggregate indebtedness, as defined, may not exceed 15 times net capital. As of November 30, 2001, the Company's net capital was $795,570 and the total aggregate indebtedness, as defined, was 0.07 times net capital.

3. Commitments

The Company has an operating lease covering its offices through June 2004. Total rent expense on the offices was $145,034, including cost pass-throughs by the landlord. Minimum future rental commitments are payable as follows:

Year	Amount
2002	$175,716
2003	175,716
2004	102,501
	=======

4. Income Taxes

As of year end, the deferred tax liability was comprised of the tax effect of the depreciation timing differences between books and tax reporting.

QUINCY CASS ASSOCIATES, INCORPORATED

CONSOLIDATED STATEMENT
OF FINANCIAL CONDITION

as of
November 30, 2001

together with
Independent Auditors' Report